GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Filed by Glamis Gold Ltd. pursuant to Rule 425 under the
United States Securities Act of 1933, as amended
Subject Company: Goldcorp Inc.
Commission File No.: 001-12970
Date: December 20, 2004

GLAMIS GOLD

Moderator: Michelle Roth
December 17, 2004
9:00 am CT

Operator:	Good morning, my name is (Marvin) and I will be your conference facilitator today.

Kevin McArthur:	Good morning ladies and gentlemen and welcome to the Glamis Gold conference call. I am Kevin McArthur, President and CEO of Glamis Gold. I am joined here today by Chuck Jeannes, our Senior Vice President of Administration and Jim Voorhees, our Chief Operating Officer.

I assume all of you have had a chance to read our press release earlier this morning, and know that we have announced a planned take-over bid for Goldcorp. Our presentation coincides with the slide show located on our website, and we will have a question-and-answer period once this formal presentation is complete.

Before I begin my formal remarks, I must caution you that the following presentation contains forward-looking statements within the meaning of the

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and/or uncertainties that may cause actual results to differ materially from particular results as described in the Company’s annual information form.

Consequently, listeners and readers should not place undo reliance on such statements. I also need to tell you that we are not soliciting offers to sell securities in this call. You are urged to read the registration statement, offering circular, and other relevant documents to be filed with the U.S. Securities and Exchange Commission, and Canadian Securities Regulatory authorities, because they will contain important information. You will be able to obtain these documents free of charge at the SEC website, at www.sec.gov, and by contacting our investor relations department.

Okay. As many of you know, Glamis has grown dramatically throughout the last few years. Mainly through a series of well-timed, value-added acquisitions, starting first with Mar-West Resources in 1998. This brought Glamis at San Martin property in Honduras, which became the Company’s first mining operation outside of North America. This was followed by the acquisition of Rayrock the next year. Followed by a very successful redesign and expansion of the Marigold Mine in Nevada. Then in 2002, the Company merged with Francisco Goldcorp, which allowed us to build our new El Sauzal Mine in Mexico, which just commenced production.

Now, many of you on the call visited this new mine last week when we hosted an analysts and investors tour. We are equally as confident in the development of our Marlin Mine, which promises to be our largest and lowest cost operation when gold production starts up late in 2005. In each of these cases, Glamis has added considerable value for its shareholders, and for those of the

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

companies we acquired. We view the proposed Goldcorp transaction exactly the same way.

Terms of the take over bid: We propose to offer 0.89 shares of Glamis for each Goldcorp share. This represents a 22.6% premium to the volume weighted average trading price for both companies for the previous 30 days on the New York Stock Exchange, and a 22% premium based on yesterday’s closing price on the NYSE.

The Goldcorp warrants will be exercisable for Glamis shares. This is in accordance with the Goldcorp warrant indentures. Our offer is not subject to any due diligence provisions, as we have conducted intensive due diligence on all of Goldcorp’s assets twice in the past 12 months. We first visited the Goldcorp mines last winter, and again visited Red Lake in October. And believe me, we know the Goldcorp assets.

Our take-over bid will be subject to several customary conditions, including 66 and two-thirds of Goldcorp’s shares being tendered to our bid. As well, there is one very important condition in order for us to proceed with the bid. Goldcorp must not enter into any commitment to acquire Wheaton shares, or enter into any material agreement with Wheaton. Or alternatively, any Goldcorp offer or agreement with Wheaton must be conditional on our bid for Goldcorp not being successful, and must be capable of being terminated by Goldcorp without penalty, if our bid is successful.

Finally, we have scheduled an extraordinary meeting of the Glamis shareholders to remove the restriction on the number of authorized common shares for Glamis. This meeting will be held on February 9, 2005, and will require approval by 50% plus one of the number of votes cast.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

The Glamis board and management team will remain in place. We have had numerous discussions with Goldcorp management and board members over the past year, and have been impressed with the quality of many individuals. At this point no decisions have been made on the final organization. But I can tell you that wholesale changes are not in the works.

In terms of timing we expect to mail our offer in early January, and the expiry of the bid will be set for 35 days thereafter. This combination of Glamis and Goldcorp offers investors a powerful gold investment vehicle, and with a foundation of high quality, low cost mines. The new Company will have the industry’s leading growth profile, with an outstanding pipeline of new projects, and of course, exploration potential at each of our mines and projects.

The new Company will be pure gold with no exposure to base metals, and of equal importance, will not rely on base metal byproduct credits to reduce operating costs. And as always, Glamis will continue to provide 100% of the gold upside to our shareholders by remaining 100% unhedged.

The new Company will have an experienced, mining-focused management team that have proven its capability in producing value throughout the cycle. And of course, the combined Company will have significant financial strength. The balance sheet will be strong, and each of our growth projects is permitted, under construction, and fully funded.

Finally, the combined Company will offer enhanced market liquidity. Currently, the combined daily trading value for both companies is in excess of $50 million, and the pro forma market cap is approximately $6 billion. In short, the new Company will offer investors the market liquidity of a senior gold producer.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

We also believe the combined Company will offer investors a clear alternative to the existing senior gold producers. We will be an unhedged pure gold play. We will be a plus million ounce producer, with total cash costs 43% below the current North American senior average. We will have a low risk operational base with four cornerstone mines located entirely in the Americas. And finally, although we will have achieved what we believe to be critical mass, both in terms of industry competition and in terms of capital markets, we will still maintain the potential for substantial organic growth through exploration and discovery.

I know that we have shareholders of both Glamis and Goldcorp on the call today. In addition, we recognize that many of you own shares of both companies. So I would like to address both Company’s shareholders in turn.

First, to the Goldcorp shareholders: We are offering a significant premium of more than 20%, which provides immediate value today. We instantly remove the single mine risk for Goldcorp. The Company will remain focused on high quality gold production with no base metals exposure and no potential risk to the Goldcorp premium multiples.

We will resolve all outstanding management and leadership issues with a seasoned and dedicated management team from both sides, totally committed to long-term growth and enhancing shareholder value. We provide participation in the gold industry’s leading growth Company and again, our projects are already permitted and under construction.

Goldcorp shareholders will participate in the exciting exploration underway at our Marigold Mine in Nevada, our newly commissioned El Sauzal Mine in Mexico, our Marlin construction project in Guatemala, and our Cerro Blanco

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

project, also in Guatemala, which is scheduled to commence feasibility in 2005. We share many similar corporate values with Goldcorp. We both believe in gold, and as management, we believe our job is to maximize our share price. We do this with a constant focus on low operating costs, and sound, sustainable mining practices. And lastly, we see the combined Company as an excellent platform for further quality growth.

We also see substantial benefits for our own shareholders with this transaction. First and foremost, we believe in Red Lake. Red Lake is the world’s best high-grade gold mine, and we’ve conducted due diligence on two occasions, and we certainly like what we saw. There remains excellent potential for operating improvements, and substantial exploration opportunities that will lead to strong value creation for all shareholders of Glamis.

This acquisition strengthens Glamis’s position as the quality growth leader in the gold industry, by improving operating strengths with a larger, lower cost asset base in low risk countries in the Americas. Glamis will have greater financial strength through a superior balance sheet and improved operating margins. And Glamis will enjoy enhanced capital market strength with greater liquidity and potential for multiple revaluation as Glamis transitions to senior production status.

Finally, we have assessed in detail the risks and benefits of this transaction for Glamis, and we are confident in our abilities to deliver substantial additional value to both groups of shareholders. We’ve demonstrated our abilities to create lasting value for Glamis in each of our previous acquisitions, and we believe that opportunities for similar lasting value creation are available at Red Lake.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Now, the most important part of the Glamis story has been our consistent ability to identify tip-of-the-iceberg opportunities, and of course as I have said, to deliver value. This process started in 1998, and we are fully confident that it will continue with our proposed acquisition of Goldcorp.

The succession — sorry, the success of any acquisition depends on recognizing and capitalizing on opportunity. This is the story at Red Lake, where we see several specific opportunities. First, and most importantly, we see opportunity to discover significant additional reserves, and to extend the mine life.

Second, we see opportunity to lower cost through modest capital investment and mine optimization programs. And finally, we see opportunity to consolidate and optimize the entire Red Lake Gold Camp.

I want to stress again, our track record of integration success. The Mar-West merger in 1998 put us on the map and gave us our San Martin Mine. This is the first of Glamis’s next generation of low-cost show-place mines in the Americas. Rayrock was critical in providing Glamis with a stable long-term base in Nevada with our Marigold Mine. Marigold has been a terrific success and illustration of the Glamis approach of simplicity, high productivity, and sustainability. And of course, our latest, Francisco Gold. El Sauzal was the key, and Marlin was the tip-of-the-iceberg. Francisco established Glamis as a leading intermediate gold producer, and we see Goldcorp taking Glamis to the next level.

I want to emphasize that we have employed the same discipline in coming to our present decision to bid for Goldcorp as we did in each of these previous acquisitions. We are confident that similar opportunities to uncover value are present at Red Lake. We are completely aware that bigger does not necessarily mean better.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

As a result of the combination, we believe that Glamis will be both bigger and better. It will originate the North American senior cost curve as total cash costs are projected to average less than $120 per ounce over the next five years. We will operate multiple high-quality signature mines with production forecasted to grow beyond 1.4 million ounces by 2007.

Considerable exploration upside remains at all the major mines and development projects. And I would remind you that Glamis has consistently demonstrated its ability to grow reserves at each of its mines. Now the new Company will be a pure gold investment, with no base metals. Political risk will be exceptionally low, with approximately 75% of the reserves located in politically stable, NAFTA countries. And gold production, as always, will remain 100% unhedged, offering superior gold leverage.

In summary, what we will offer is a company with a liquidity and size of a senior gold producer, but with lower costs, and the growth potential of a mid cap producer. We will stay focused on value enhancing acquisitions, but we will expect that exploration, especially around our existing facilities, will continue to play a large role in the new Company.

To conclude, we believe that the future is very bright for Glamis. As a stand-alone company, we are strong. But we believe that the addition of Goldcorp offers many new opportunities. We have a solid and growing operations foundation in the Americas. We offer low-cost, high-quality mines with long mine lives. We have the financial strength and superior cash flow generating capabilities. We have superior gold leverage, with 100% of our gold production and reserves unhedged. We have one of the industry’s most exciting project and exploration pipelines, and our management team is cohesive and experienced, and we intend to remain a leading sector

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

consolidator in those instances where we believe we can build lasting value for our shareholders.

Now, we have been working on this deal for over a year at the invitation of Goldcorp. This offer was made a few weeks ago, and it was not brought before the shareholders. And again, we are now making this offer directly to those shareholders.

Now Ladies and gentlemen, that concludes my formal presentation. Operator, I would now like to open the meeting to questions.

Operator:	Ladies and gentlemen if you would like to ask a question at this time, please press star then 1 on your telephone keypad. If you would like to withdraw your question, you may press the pound key. We’ll pause for just a moment to compile the Q&A roster.

Kevin McArthur:	I’m sorry. I heard a question, but the volume is too low for us to pick up.

Operator:	Your first question comes from John Bridges with J.P. Morgan Chase. Please go ahead with your question.

John Bridges:	Hi Kevin, everybody, congratulations. I just wondered, could you sort of give us a bit of detail on what you see at Red Lake, and maybe could you give us a bit of detail on what you see in the junior assets, which Goldcorp has?

Kevin McArthur:	Okay. I am going to turn this one over to Jim Voorhees, our Chief Operating Officer.

James Voorhees:	Yeah, actually, we’ve spent quite a bit of time on the Red Lake asset in particular. And what we see there is a property that has a lot of upside

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

potential, and specifically in areas of not only the reserve growth, which we think there is a phenomenal story there, it’ll be forthcoming, but also in terms of optimization of what is already there. We think that with a bit different vision and some support, that mine can do some changes here in the near future, and really perform to a higher level.

John Bridges:	Could you be a bit more specific?

Kevin McArthur:	Yeah, John, in terms of the portfolio of assets, frankly, we haven’t looked at that in great detail, although, I like the concept, and especially the concept of investing in the local district.

John Bridges:	You are talking about changes. Are you talking about the new shaft and that sort of thing?

Kevin McArthur:	Sorry, John, something is wrong with our speaker. We are not hearing that clearly. Could you try it again?

John Bridges:	When you talk about the potential and the opportunities, are you talking about the new shaft and that, or is there something else?

James Voorhees:	Yes, certainly the shaft would bring a lot of new opportunity to the project. But also, we are not going into a lot of nonpublic information. I can say that there is opportunity in you know, haulage and ventilation, and a number of areas within the existing project that can see some improvement.

And I should mention too, that the staff there is an excellent staff. We really enjoyed our visits with them and I think they are operationally and technically very keen. And it is really kind of an unshackling here, that I envision for the property, and moving forward very quickly over the next few months and

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

years to do more with the project that is there, even before the shaft is completed.

John Bridges:	Okay. Very interesting. Thanks, and good luck, guys.

Kevin McArthur:	Thanks, John.

Operator:	Your next question comes from David Stein with Sprott Securities. Please go ahead with your question.

David Stein:	Thanks, got a couple of questions. First, Kevin, would you mind repeating some of the dates that you mentioned at the beginning of the call? In terms of when your bid would be, I guess made to the Wheaton River shareholders, when that 35-day period would begin.

Kevin McArthur:	Yes, I will turn that one over to our business guy, Chuck Jeannes.

Charles Jeannes:	Yes, thanks Kevin. And just a correction there, of course, the bid would be made to the Goldcorp shareholders. We anticipate mailing in very early January. There is a statutory 35-day period that then follows, as far as leaving the bid open. In the interim, we would be having our shareholders meeting for Glamis on February 9, at which time we will be requesting the authorization to issue the additional shares. So, that’s the time frame.

David Stein:	So then you would see it closing just after the, you know, Feb. 9.

Charles Jeannes:	Correct.

David Stein:	I mean, after, yeah.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Charles Jeannes:	Yeah, I mean as you know, in a bid situation, that time period can be extended, depending on different circumstances. But we would hope that we would get the over 66 and two-thirds percent within that initial 35 day period.

David Stein:	Okay. Great. Thanks for that. Now, to (unintelligible) I guess they are operating with a lot of contractors. What would you guys see in terms of — what will you guys envision changing that, or/and I guess the other question maybe to tie into that, Glamis hasn’t been traditionally an underground miner, and you know, staff is hard to get right now in the mining industry. Would you probably be, you know, kind of keeping the Goldcorp team in place, and just would your improvements involve I guess, you know, whether your, sorry, your improvements would involve something new there, or just you know, just really the same people, and just doing things a little differently?

Charles Jeannes:	Yes, kind of answering the last portion there first. The people are great, and we don’t envision any kind of wholesale change out of that staff. They are a real key asset here also, and that is something we will continue to keep and you know, we will work with them on perhaps some new ideas about what could be done with the property. And sorry your first question was? Oh, on the contracting side, too. Obviously, there is some profit there that is going into the contractor’s hands. And we need to look at that carefully. There is some good reasons for the contractor in the current situation, but yeah, we will be reviewing that.

David Stein:	Okay. That’s it for now. Thanks.

Kevin McArthur:	Yeah. David, you touched on underground mining experience. Both Jim and I have underground mining experience. Jim, our Chief Operating Officer here, has spent half his career in underground mining. And certainly, we look at it a

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

different way. We look at the skill sets at the local team. And certainly want them to participate, and will be out reaching here of course.

And you know, we are an operations focused Company, and we will be listening very carefully to the folks in the field. And that’s where the real strength of the Company is derived, is what happens locally. So while we don’t have a large corporate experience here, with underground mining, we do have some. And we don’t have a big middle management team, but that’s what Goldcorp provides. And so, I view this as a very positive thing, and certainly not a weakness.

David Stein:	Okay great. Thanks a lot.

Kevin McArthur:	You bet, thanks.

Operator:	Your next question comes from Haytham Hodaly with Salman Partners. Please go ahead with your question.

Haytham Hodaly:	Good morning Kevin. Just a quick question. What are your thoughts with regards to Goldcorp’s current strategy of holding back gold from sale?

Kevin McArthur:	Yes, that’s a tough one. I am going to duck. I don’t have a good answer for you. I think that Rob has really taken the world by storm. He has done a — definitely done a very good job in that regard, and I think a lot of shareholders really like it. And so, I am going to take my time with that one, and I’m going to get out and visit with shareholders, and come to our conclusion on that, and take it to our board. I am frankly supportive of it, but I want to hear those shareholders speak. So we will see where that one goes.

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Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

But, in general, I like the idea. I guess the second part of that is, you know, I like taking the assets, the monetary assets, and putting a premium on them. In other words, building mines. If we can take the cash and what assets are on the balance sheet and build mines and create multiples, that’s what we will be looking to do. But certainly not against holding gold. I think it is going higher and I think it is a good idea.

Haytham Hodaly:	Good answer. Thanks, Kevin.

Kevin McArthur:	Yep.

Operator:	Your next question comes from Pattrick Chidley with BJM. Please go ahead with your question.

Kevin McArthur:	Hi. Pattrick.

Operator:	His question has been withdrawn.

Kevin McArthur:	Okay.

Operator:	Your next question comes from Terence Ortslan with TSO & Associates. Please go ahead with your question.

Terence Ortslan:	Good morning guys.

Kevin McArthur:	Hi (Terry).

Terence Ortslan:	A question, good morning. With respect to first, did you mention anything about possible synergies that you are going to see through this acquisition, number one? Number two, is have you approached obviously through the due

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

diligence process, or lately as you said, you put this issue in front of the board or maybe, management? Do you have any commitment from any major shareholders?

Kevin McArthur:	I am sorry the last part of that, about shareholders?

Terence Ortslan:	Any commitment from any major shareholders?

Kevin McArthur:	Okay. Well, of course, no, we do not have commitments from major shareholders this morning. We’ve had a few calls, and I will say a broad, general support for this deal. And this includes shareholders that are shareholders of Glamis and Goldcorp.

As far as the synergy goes, first of all, in our models there are no synergies built in. However, we see $5 to 10 million of natural G&A synergy over time, on an annual basis. That one is easy. Secondly, of course, the big synergy is in what we can do with the mine site as time goes on. And these are the various amounts of improvement that we think that we can put into the mine site. Due to competitive reasons, I am not going to be going into great detail on what those are.

As far as due diligence, I think there is a question there. Two separate instances of due diligence. One last spring, and then in the fall again, very recently. This is a touch up, brush up due diligence the second time, to make sure that there weren’t any major changes. This included independent consultants, both on the mining and the environmental side. And of course, that was done — that style of due diligence was done at all the mine sites, but with a focus on Red Lake.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

And yes, an offer was made to the Goldcorp special committee. And I know that that offer was reviewed by the board, and you know, the way it happened, the Wheaton River offer was made thereafter.

Terence Ortslan:	Kevin, when was the offer made exactly to the special committee?

Kevin McArthur:	Sorry, Chuck, did you catch that?

Charles Jeannes:	Yes. When the offer was made. We were in discussions you know, for quite some time, from middle of October forward. But the rejection, I guess I should say, came the week of November 22.

Terence Ortslan:	On the synergy, hello, on the synergies, Kevin, one issue has been always that Goldcorp is quite highly taxable. I mean the fiscal administration is quite punitive. One of the reasons Rob has been keeping the gold, obviously, he is deferring the tax. Is there anything you foresee to do that? Because obviously, the tax man will take a chunk of the bottom line.

Kevin McArthur:	No, all of our models are based on the tax regime in Canada and Ontario, and we haven’t built in anything for deferring taxes. So, I don’t have a plan there, and we would just operate this mine accordingly.

Terence Ortslan:	Thanks for all of the answers, thanks guys.

Kevin McArthur:	You bet, (Terry) thanks.

Operator:	Your next question comes from Paul Durham with HSBC. Please go ahead with your question.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Paul Durham:	Kevin, yes, good morning. Two brief questions. Just a clarification. Did you say that you had contacted Goldcorp with its offer about, you said a couple of weeks ago, meaning two weeks, and was this sort of immediately prior to them announcing their arrangement with Wheaton? And then also, did you say you had no response? You had no response in that intervening period from Goldcorp?

Kevin McArthur:	We had this — we made an offer a few weeks ago, I will say, and it certainly was prior to the Wheaton River announcement. And we did receive a phone call regarding our offer, that the board had acted and had chosen to go a different way.

Paul Durham:	Okay. Thank you. And secondly, just — you said that sort of synergies would be sort of minimal initially. But, can you just give us some idea of how you came up with your exchange ratio, in terms of what sort of gold price you’re looking at going forward here and any sort of metrics to come up with that sort of premium, if will you?

Kevin McArthur:	Yes, sure. I would like Chuck, who has got the models, he can talk about that.

Charles Jeannes:	Yes, sure. As far as gold price, of course, we’ve used a variety of sensitivities. You know, but basically, we have been on this for some time and have had discussions for some time, and so it has been a bit of a give and take as you expect. And there are a number of metrics, some that would fall in favor of our shareholders, and some in favor of Goldcorp. All on, we think it is a fair deal for both sides. The first part that you asked about, in terms of sorry — the actual metrics. I am not sure which metrics you would like to talk about. There is any number of 10 or 20 that we look at in the models.

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Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Paul Durham:	You know that one of our sort of things here at HSBC is value creation, and I guess, you had to be assured in your mind, this was value creative. So, perhaps on what measures you could just highlight where you do see value creation here on this one.

Charles Jeannes:	Well, sure. I probably want to pass it back to Jim. But the bottom line is that we see significant opportunity for enhanced value at Red Lake, at the primary asset. And so, when we do these sorts of things, we are not looking at you know, next month or next quarter. But instead, the long term value creation for both sets of shareholders. And that gets back to (Jim’s) talking, discussion about the opportunities for both reserve enhancement and operations improvement.

Paul Durham:	Okay. Thanks. Thanks a lot. I won’t hold the line any more. Thank you.

Kevin McArthur:	Yeah, I might just add, Paul, that I took great pains in my preamble there to talk about our experience and our abilities to not only research value and spy a tip-of-the-iceberg opportunity, but then to execute and to extract that value. And we comb the Americas, anyway, I was going to say the world. But, we do look for these style of things. And it struck us that this was an opportunity that was not being taken advantage of, in the longevity of the asset. With that shaft going down, we felt that this combination was right for us.

Paul Durham:	Good. Well thank you for answering the questions. Appreciate it.

Kevin McArthur:	You bet.

Operator:	Your next question comes from Jeff Stanley with BMO Nesbitt Burns. Please go ahead with your question.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Jeff Stanley:	Hi thank you. Good morning gentlemen.

Kevin McArthur:	Hi Jeff.

Jeff Stanley:	Just have the question for you. And perhaps Chuck might be the best person to answer. But I will leave that up to you. Good will, obviously you will be generating pretty substantial good will as a result of this acquisition. Wondering what your philosophy is going to be, with respect to dealing with that over time.

Charles Jeannes:	Yes, sure, Jeff. I guess I would say that I am not sure our philosophy really matters. As you know, the accountants and SEC will have a lot to say as to how the good will is allocated. And there is pretty strict rules that govern that. And so while we have, you know, made some attempts in our internal thinking to allocate that good will as we anticipate that it might be, it seems like every time we look at a new deal that comes out of the SEC, we see different things. So we are not putting any specific numbers out at this point, and we will get through that process. But certainly, you know, there is going to be a large component of good will on the balance sheet.

Jeff Stanley:	So you anticipate writing any of it off from the start, or I mean, you must have some kind of idea initially of how it is going to go and what kind of impact it might have on earnings perhaps.

Charles Jeannes:	Yeah. We do not anticipate writing any of it off from the start. It will go on the balance sheet in two forms. Part of it to the property, plant and equipment for the assets acquired, and then the other part to good will. It is just the exact allocation between those two is hard to say at this time.

GLAMIS GOLD
Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Jeff Stanley:	Okay. Very good. We look forward to getting some more details when you’ve sorted it all out. Thanks a lot.

Charles Jeannes:	Yeah, thanks Jeff.

Operator:	Your next question comes from Mike Durose with Scotia Capital. Please go ahead with your question.

Mike Durose:	Good morning everybody. Just a real quick question, Kevin. I was wondering if there is a role for Rob McEwen to play within this merged Company. I didn’t see anything in the press release alluding to it. Also, I was just wondering if you’ve had a chance to talk with him since you’ve actually gone public with this offer. And if so, what his reaction was.

Kevin McArthur:	Yeah, Mike, I placed a call to Rob this morning. I wasn’t able to get through. So, that part of the question, yeah just haven’t had a chance there. And I haven’t spoken to Rob since my activities with their special committee several weeks ago. He has indicated in the past that his role is to be inactive now. He of course, resigned as CEO, and this is something that we haven’t considered. And it will just take some conversation with Rob if he were to give me a call as to what his future role would be. Probably something for me and our Chairman to handle, once we have contact with Rob.

Mike Durose:	Okay, thanks very much.

Operator:	Your next question comes from Michael Fowler with Desjardins Securities. Please go ahead with your question.

Michael Fowler:	Good morning. Was the offer on November 22 the same as you are presenting today?

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Moderator: Michelle Roth
12-14-04/9:00 am CT
Confirmation # 2884430

Kevin McArthur:	Yes. Same offer, no break fee.

Michael Fowler:	Thanks, Kevin. Just now following up from that, and your two subjects, you say that it is conditional on Goldcorp not entering into the Wheaton River transaction. Suppose the Goldcorp board actually rejects your offer or your bid, and then goes ahead with the Wheaton River deal and disseminates the take-over circular on that. Does that mean that you would drop your bid?

Kevin McArthur:	Well, Mike, I don’t know that. I know that the overwhelming shareholder support we are seeing, it would surprise me if Goldcorp were to act that way. And I guess at this point I would urge those Goldcorp shareholders to try and speak to the board of Goldcorp to let them know how they feel. And in terms of what Goldcorp’s actions may be, I just can’t anticipate what that will be and I don’t have an answer prepared at this time, as to what our future action would be in that case.

Michael Fowler:	It is just that the special committee rejected your initial offer. So, what is going to change in their minds to go ahead with the bid — sorry, to allow your bid to go ahead and to terminate the Wheaton River bid?

Charles Jeannes:	Mike, this is Chuck. Actually, the special committee didn’t reject the offer. It is our understanding that they were in favor of it, and it was rejected by the entire board. But, you know, as Kevin said, we would certainly hope that the shareholders of Goldcorp would be given an opportunity to express their choice in this matter. And, you know, we just have to wait and see what the specific circumstances are. We’d obviously just consider all of our options if they decided to go unconditional on the Wheaton bid.

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Michael Fowler:	I mean, Chuck, is there is a legal redress you can go to? Because I understand there is no Goldcorp vote for the Wheaton River transaction. Is there a legal redress (unintelligible) undertake to force Goldcorp shareholders to vote on that particular transaction?

Charles Jeannes:	Yes, you are correct, that there is no shareholder vote. But, you know, we don’t want to go down the road of legal options. There is always legal things that can be done. But at this point we would like to see the shareholders get to vote on this deal.

Michael Fowler:	Okay. Well, thanks very much for that. Good luck.

Charles Jeannes:	Thanks Mike.

Kevin McArthur:	Thanks Mike.

Operator:	Ladies and gentlemen once again if you would like to ask a question please press star then 1. We would like to remind everyone that if you would please pick up your handset before you ask your question. Your next question comes from Carlos Aliello with Haywood Securities. Please go ahead with your question.

Carlos Aliello:	What would the dividend policy be going forward?

Kevin McArthur:	Yes, Carlos, we at Glamis, we always had a dividend policy in the past. And when gold went below $300 that ended. And we were buying assets and building new mines, and certainly believe in some form of a dividend policy in the future. Should this transaction go forward, we would — I would certainly recommend to the board to continue with the Goldcorp style of

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dividend policy, subject to looking at how many — or what the frequency of payments are. And so, yes, you would find strong support here for that.

Carlos Aliello:	Thank you.

Kevin McArthur:	You’re welcome.

Operator:	Your next question comes from James Vail with ING Investment Management. Please go ahead with your question.

James Vail:	Thank you. Good morning.

Kevin McArthur:	Hi Jim.

James Vail:	How are you? I don’t want to beat a dead horse here, but when this shaft was being sunk, or continues to be sunk, there were stories about seismic events, I don’t know if they were actual rock bursts, and one of the issues that started to arise about Goldcorp was that they really needed a good chief operating officer to supervise the sinking of the shaft. Now, you guys seem to say the people who are in place are capable of doing that. They just have to — I think you said unshackle. Can you give us a little bit more color on, you know, you said you had some underground work. But mostly what you have done in the last couple of years is open pit. And it just seems to me that there could be some unkunks there that you just don’t envision.

James Voorhees:	Regarding the shaft sinking. First of all, certainly unaware of any issues, seismic events, with shaft sinking. The mine does have seismic events. The people on site there deal with them quite well. They are usually localized, and because of the actual mine and mining method and the number of stopes

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involved, the seismic events really don’t impact production at the mine. So I don’t think there is a seismic issue, even though there are seismic events.

James Vail:	Okay. Okay.

James Voorhees:	As far as the shaft sinking itself, their VP or Manager of Engineering, (Mike Hoffman), is very involved, and a great guy that has been supervising that. And I wouldn’t forecast any change at all. I think the issues we’ve heard in the past had to do with the contractor. And I understand the contractor has come to the table now, and is performing quite well.

James Vail:	Okay. All right. Well that was it. Thank you very much.

Kevin McArthur:	Thank you Jim.

Operator:	Your next question comes from Mark Smith with Dundee Securities. Please go ahead with your question.

Mark Smith:	Yeah, hi guys. Just when you were looking at the mine in general, is one of the things that you are looking at doing in the future, or potentially doing in the future, increasing the production rate?

James Voorhees:	Yes, that is certainly an option out there, and we historically, as an operating Company, don’t want to accelerate production without the reserves to go along with it. So, yes, down the road, that is obviously one of the upsides. And the new shaft will allow a much greater production rate. Of course based on what else is discovered in the reserve work.

Mark Smith:	Just on that particular note, one of the things that Goldcorp has been avoiding mining, has been the lower grade historic, (unintelligible) ore. And

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presumably, as they are going through various levels and taking ventilation out after finishing a level, but making it more expensive to go into that ore subsequently, is that your view?

James Voorhees:	Yes, I wouldn’t comment greatly on that, other than I think there really is an opportunity with that lower grade material. It is a reserve that should be exploited, and we would be looking at getting some of that material involved in the mine plan also.

Mark Smith:	That’s fine. Jim how much do you envision that you have room for, to increase production rate, and still sort of haul waste (unintelligible). Can you use the old shaft for hauling waste, or is that just too expensive?

James Voorhees:	I am not sure I should go into a lot of detail from the competitive standpoint here. But, there is some capacity there that I think is yet to be realized with the existing infrastructure with some changes, and of course, a couple of years down the road, the whole entire property is de-bottlenecked.

Mark Smith:	Okay, thank a lot.

James Voorhees:	Sure Mark.

Operator:	Your next question comes from Barry Allan with Research Capital. Please go ahead with your question.

Barry Allan:	Good morning gentlemen.

Kevin McArthur:	Good morning.

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Brian Allan:	First, I congratulate you on what I think is a pretty bold and shrewd move getting Glamis to the next level. One of the questions I encountered already this morning, and you have effectively talked to it already. But maybe you could address it specifically. There is a concern that Glamis now has a lot on its plate. That there is a lot of projects that with this additional Goldcorp potentially, that you have to execute on. Can you maybe just address your capability to bring all of this off?

Kevin McArthur:	Yes, Barry. You know, we somehow continue to have a lot of on our plate as we go. We are just finishing up our expansion at Marigold. El Sauzal, now we’ve put behind us as an operating property. Very focused on the Marlin construction now. Moving the Cerro Blanco project feasibility, and now of course, optimization at Red Lake, which you know, like I said, I think we operate in a pretty good decentralized fashion. I think they have got the horsepower at the local level to handle a lot of this with very capable leadership from Jim Voorhees.

So, you know, this is a whole new operating team that comes in to tackle these issues. I think you will see very strong mining-oriented support for these optimization efforts. Kind of a support system that the ideas and the plans will be generated at the local level, and approved at corporate headquarters. Like I said, I think the horsepower is there. It is just a matter of focus and this mining-oriented look at making these things work. I think we are very capable of taking this on.

Barry Allan:	Would you say, Kevin, that the Red Lake Mine would be a big increment to the amount of time that Glamis will have to spend, or is it just more of the same as you have done with El Sauzal and Marlin?

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Kevin McArthur:	Yes, certainly a big additional increment in our thinking, of course. It will be the Company’s largest asset. And the biggest potential for value addition in the entire company. And so, you bet. We will be very, very focused on that issue. But, you know, we operate in a decentralized fashion, we’ve got vice-president level people in the field at all of our operations, assuring that they are being handled correctly. You saw some of that down at El Sauzal when you were there. A year ago, in the visit to Marlin, I think you saw, I’ll call it the horsepower again. The horsepower we have in the field, which built San Martin Mine, and is now building the Marlin Mine. And is also a part of that group that is focused on the new Cerro Blanco opportunity. So, yes, we are capable of shifting our emphasis, and quite confident in our abilities there.

Barry Allan:	Thanks very much, Kevin. Best of luck.

Kevin McArthur:	Yeah, thanks Barry.

Operator:	Your next question comes from Pattrick Chidley with BJM. Please go ahead with your question.

Pattrick Chidley:	Hi gentlemen.

Kevin McArthur:	Hi Pattrick.

Pattrick Chidley:	Finally got on. I just wanted to ask, with respect to Goldcorp shareholders, have you — you have obviously spoken to quite a few of them. And I was wondering if you had sort of an idea of what kind of support you might expect here?

Kevin McArthur:	Well, I guess I would call it overwhelming with the larger shareholders that I have spoken to.

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Pattrick Chidley:	Okay.

Kevin McArthur:	So I think the support is there, and of course that should go directly to the Goldcorp board of directors. I think they will act appropriately.

Pattrick Chidley:	Right. Second question. Was the bid that you put to Goldcorp, the special committee earlier on, was that exactly the same ratio that you are proposing now?

Kevin McArthur:	Yes, and back then, of course, it was an agreed deal that went back and forth. And the special committee negotiated with the Glamis personnel, formed their opinion of the negotiated deal, thought it was excellent, told us that they would be recommending it to the board. And it’s the exact same ratio we that have on the table today.

Pattrick Chidley:	The special committee, how many people are on that?

Kevin McArthur:	Three.

Pattrick Chidley:	Three. And is Rob McEwen included in that?

Kevin McArthur:	Oh no. It’s an independent special committee.

Pattrick Chidley:	And then turning to the Red Lake asset itself. It appears I think from what you are saying, that a lot of the upside lies in this low-grade material. I guess it is a low-grade sulfide material. Would that be correct?

James Voorhees:	No, I wouldn’t say that. I think the low-grade is incremental, where you can bring in some additional production there, without significant overall cost

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impact. Certainly, the ongoing excitement will be more of the high-grade, as the exploration continues.

Pattrick Chidley:	And where would you say the best upside — I mean if this is the tip-of-the-iceberg, where would you see the rest of the iceberg? Would you see that at lower levels than they have been drilling the high-grade zone at the moment? Or would you see it elsewhere at high levels, perhaps, in the mine.

James Voorhees:	You know, one of the real values in having taken a couple of visits to the site, has been to see the evolution in thinking of the exploration staff there just in the last year. And that certainly is one thing that they have been identifying is that opportunity to look at things laterally from their existing elevation in the mine.

Pattrick Chidley:	Okay.

James Voorhees:	There are things there too, that should be addressed in addition to that deeper potential.

Kevin McArthur:	Yeah, I am just going to just get in here, Pattrick, and say that, you know, we are bound by confidentiality agreement, and we can’t really speak of particulars here. Also, we hesitate to speak too much, due to of course, other factors. We need to keep some of our ideas confidential.

Pattrick Chidley:	Yes, sure. Just in terms of where would you see the advantage? Would it be in the operating synergies and cost savings, or would it be in the exploration? Could you break down maybe what percentage you think where the value lies in the deal that you are going to do?

Kevin McArthur:	I guess my answer is yes, all of the above.

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Pattrick Chidley:	Okay. Well, I’ll look forward to…

Kevin McArthur:	Just, take a look at the track record of Glamis and its other acquisitions, and how we were able to extract value. And that’s as far as I wish to go at this time.

Pattrick Chidley:	Okay. All right. Well, that’s something for us to find out then. For you to know, and us to find out.

Kevin McArthur:	Yep. Thanks Pattrick.

Pattrick Chidley:	Thanks a lot.

Operator:	Your next question comes from Toni Lesiak with UBS Securities. Please go ahead with your question.

Toni Lesiak:	Morning. Kevin.

Kevin McArthur:	Morning.

Toni Lesiak:	I this the same deal you offered Goldcorp a year ago?

Kevin McArthur:	We didn’t make an offer a year ago. We commenced this process a year ago. And made an offer a few weeks ago. And it is the same ratio.

Toni Lesiak:	Okay. Now, if I look at the performance of yourselves and Goldcorp over the last 12 months, you’ve outperformed Goldcorp by about 40%. Yet, your premium is only about 23%. Do you think Goldcorp shareholders are worse off now than they would have been 12 months ago?

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Kevin McArthur:	Well, that’s a leading question. I wouldn’t — you know, there is a lot of things that happened over a period of time. And I guess my only answer to you here is that their markets are remarkably efficient, and I guess I will just leave it at that.

Charles Jeannes:	Yes, and Toni, if I could just add — this is Chuck. I don’t think it would be fair for you to assume that the same kind of offer, or you know, price was on the table a year ago. We didn’t get to that point, and it was a different circumstance back then.

Toni Lesiak:	More of a legal question, now. Do you have any legal advice as to whether Goldcorp has a fiduciary duty to postpone its combination with Wheaton, in light of your intention to submit a formal offer?

Kevin McArthur:	Yes, Toni, we’ve received a lot of legal advice, but I obviously can’t share that.

Toni Lesiak:	Okay. But right now you are hoping that they do.

Kevin McArthur:	We certainly hope that they would allow their shareholders to consider this offer, yes.

Toni Lesiak:	Okay. Question on Red Lake. I mean, you mentioned quite a bit here, that you think you can, I guess, get more out of Red Lake than maybe Goldcorp would have. Or perhaps, Wheaton and Goldcorp would have. Do you think you are better suited at dealing with Placer in terms of optimizing it, then perhaps the Wheaton/Goldcorp’s combination?

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Kevin McArthur:	Yes. Well — yes, in a word. And I’d just like you to know that to my right, Chuck Jeannes is an ex-Placer guy. And I’d like to say; he worked for Glamis before he worked for Placer. So, not that he has got pure Placer blood, but I think there is an excellent relationship between our companies. And we would intend to pursue all of the opportunities in the camp.

Toni Lesiak:	I guess the final question here is, I guess some concern perhaps, from some of your shareholders that you are diluting from your growth profile. I mean, you’re giving up more than half of your Company. And perhaps diluting some of your exploration potential. Are you saying here, that you think the Red Lake exploration is better than what you have with Glamis?

Kevin McArthur:	No, not better. It is just additive to what we are doing. And I wouldn’t call it — I think a heard a 50% dilutive statement there. Not at all. I think this adds great value to the Company. It’s not a matter of diluting either our value, or our exploration efforts. It is you know, this is another, this is a world-class mining camp. And it just adds to our efforts to become the premiere gold company. And we think that this is a good time to act.

Toni Lesiak:	So, you think the Red Lake acquisition could enhance your premium multiple?

Kevin McArthur:	Over time. Yes, we do.

Toni Lesiak:	Thanks very much.

Kevin McArthur:	You bet, thanks.

Toni Lesiak:	Bye.

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Operator:	Your next question comes from Kerry Smith with Haywood Securities. Please go ahead with your question.

Kerry Smith:	Kevin, could you just take me through the mechanics of what actually has to happen now, relative to you getting from today’s release, which says you intend to make an offer, to actually being able to make the offer, just so I am clear?

Kevin McArthur:	Yes. I keep forcing those questions over to Chuck. Chuck?

Charles Jeannes:	Hi, Kerry. Just a matter of getting the bid circular finalized and issued, mailed to the shareholders, filed with regulatory authorities, and as we said in the release, we anticipate having that all completed by early January. There is then a 35-day minimum period that the bid would remain outstanding.

Kerry Smith:	Okay. But then, Chuck, how do you get the shareholder list in order to mail out the circular?

Charles Jeannes:	There is legal prescriptions that we are following, in terms of sending, delivering a letter requesting the shareholder list.

Kerry Smith:	Okay. So that can be done. Okay. And just so I am clear, I think, Kevin, what you are saying is that the offer that you delivered to Goldcorp a few weeks ago, that was the first actual formal offer you made to the company, even though you have been doing due diligence and been discussing a combination with them going back sort of 12 months. Is that correct?

Kevin McArthur:	Yeah, we’ve, on a couple of occasions, made indicative offers with conditions. Conditions of due diligence, and what have you. And so, like I said, this is a year long process. So it has gone into a couple of iterations.

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Kerry Smith:	Okay. But the first...

Kevin McArthur:	Our last formal offer was a few weeks ago, and it is the same ratio that we have now. And that was a negotiated, give and take process with the special committee of their board.

Kerry Smith:	Right. And that was actually your first formal offer, as well, though, I think. Is that correct?

Kevin McArthur:	I am looking over to Chuck as to what formal means.

Charles Jeannes:	Yes. Little tough there. There were a lot of discussions, Kerry.

Kerry Smith:	That’s fine. It is not really a huge issue. The second thing I wanted to ask, Kevin, is are there any tax pools within Glamis in Canada at all, that could be utilized to help shield some of the taxable income out of Red Lake?

Kevin McArthur:	Yes, insignificant amount.

Kerry Smith:	Okay. So they are small. And on the environmental obligations, there were a few, you have done a lot of due diligence there. Are you comfortable with the numbers that have been portrayed by Goldcorp, in terms of the obligations there?

Kevin McArthur:	Yes, I think we are quite comfortable. We had an environmental consultant come in and do a lot of work with our people. Our environmental manager was there, and we like what we see there. It is a situation that is controlled.

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Kerry Smith:	Okay. Just a couple of more questions, if I could. The board right now within Glamis is fairly small. I think it is really six or seven people, if I remember correctly. How large do you think the board in the pro forma company would be, and just conceptually, how many people do you think that board would include from the Goldcorp side?

Kevin McArthur:	Yes, well, yes, our board is six at this point in time. And certainly we have always looked at the opportunity to grow boards. It seems like every year when the nominating committee meets, we are in the middle of some process that we hold back. And so certainly, we are always looking for additional quality board members. Certainly, there are quality board members on the other side, and anything that we may consider, would be up to our Chairman and nominating committee, and I will leave it at that.

Kerry Smith:	Okay. Okay. So you are not prepared to say that you might sort of have 50/50 board representation from both companies, let’s say? It is a little something you will have to look at.

Kevin McArthur:	No. I am not prepared to say anything of that nature.

Kerry Smith:	Okay. And just the last question. With this — if you are successful in this acquisition, could you foresee Glamis pro forma looking outside of the Americas to grow, or do you think there would still be significant opportunity within the Americas? And I am thinking outside of organic growth, let’s say, in terms of bringing operational efficiencies at Red Lake, let’s say. But just looking at other opportunities, do you think you would have to move outside the Americas?

Kevin McArthur:	Yes, I think our formula stays the same. First of all, I know this sounds silly, but simplicity really matters. And I think we can remain a simple company. I

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think that the Americas focus is right on. Same kind of time zone. We speak English and Spanish in this Company. Maybe we will take on a little French even. But, that is in the North American context. And so we intend to remain in the Americas. We think that we see opportunities here that will continue. And we can make a real meal out of some things that the majors can’t. And we feel that we can even compete for assets in the Americas with the majors now.

Kerry Smith:	Okay. Congratulations. I think it is a smart deal and I wish you all the best.

Kevin McArthur:	Yeah, thanks.

Kerry Smith:	Thanks Kevin.

Kevin McArthur:	Yep.

Operator:	Ladies and gentlemen we do ask that you please limit your questions to one question and one follow up. Your next question comes from the line of Barry Cooper with CIBC World Markets. Please go ahead with your question.

Barry Cooper:	Yeah, good morning gentlemen.

Kevin McArthur:	Hi Barry.

Barry Cooper:	Kevin, was there anything — or maybe this is more appropriate to go to Chuck. Was there anything in the confidentiality agreement that precludes you doing the hostile bid? Obviously not. But, that’s a little bit surprising, is it not?

Kevin McArthur:	Yes, Barry. There is no stand still provision in that agreement on either side. And that was as we both intended it from the beginning.

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Barry Cooper:	Okay. Then I was wondering, and again, this can either be Chuck or Kevin, that answers it. Was there any depth at which below you said, okay, well, forget it we are not going to consider any of the reserves on this, down at this depth, because we are concerned about the technical aspects or anything like that. Was there a cut off on the depth side of things at all?

Kevin McArthur:	Well Barry, first of all our models include the reserves and resources. And yes, we look to depth as being an opportunity in the future. Jim, I am just going to look over to you to see if there is any kind of a cut off that you used for considering upside. But, you know, these are upsides that aren’t in the model.

James Voorhees:	Certainly, the things that we have been looking at are not that much significantly deeper. I mean, there is, sure, there are thoughts you can go, you know, a lot deeper than they currently are. But that is not in any of our thinking at this time.

Barry Cooper:	Right. And anything that would be different if you were to have the entire Red Lake camp there that you would look at?

James Voorhees:	Yes, I mean there is some synergistic opportunities that — I can’t go into any detail. But that would be one of those areas that we would definitely look at.

Barry Cooper:	Okay, thanks a lot gentleman.

James Voorhees:	Yeah, thanks, sure.

Operator:	Your next question comes from Don MacLean with Paradigm Capital. Please go ahead with your question.

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Don MacLean:	Good morning guys.

Kevin McArthur:	Good morning Don.

Don MacLean:	This one is for Chuck, I would think. I’d heard that of the — I guess you’ve got three legal counsels you are working with. One of those maybe the same as Placer’s. Is that correct?

Charles Jeannes:	Well, there is not that many quality legal firms. And so, sure, I think they have probably done some work for Placer in the past. I know they did, because I used to be there at Placer. But I don’t know who the primary counsel are for Placer any more.

Don MacLean:	Okay. And have you had any direct discussions with Placer over this topic?

Charles Jeannes:	Nothing in detail, or that we can get into, Don.

Don MacLean:	Okay. Fair enough. And maybe since you had such quick answers, Kevin, maybe I could just ask you about the advantage of being larger. Have you spoken to your shareholders, obviously. But you see a lot of this has to do with size, as well as quality. Did you see a real substantial advantage of that?

Kevin McArthur:	Well, certainly in terms of market presence and liquidity, there are some advantages there in terms of investors being able to invest in a company. We view this as a quality thing. This gives us a fourth leg, in terms of our assets, long lived assets going forward. And that’s what this is all about.

Don MacLean:	Okay. Thanks guys.

Kevin McArthur:	Yeah. You bet Don.

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Operator:	Your last question comes from John Tumazos with Prudential. Please go ahead with your question.

John Tumazos:	Good morning Kevin.

Kevin McArthur:	Yeah, hi John.

John Tumazos:	I wanted to follow-up on Jeff Stanley’s question about premium. And when the premium is on the order of 3, $400 or more per ounce of what’s presently known, that is a pretty big nut. And it would seem to me, that it would be a better strategy for Glamis to just stick to its knitting and explore, and acquire non premium acquisitions or minor premium acquisitions, as you have to date. And that all you are going to do here is be a spoiler, bring the bid to the shareholders, break the Wheaton bid. And there is probably other bids from the five majors that weren’t brought to the Goldcorp board, that are 50 to 100 million ounce reserve companies. And they can pay a $3 billion premium for Goldcorp and it gets lost in the wash of all their ounces. And I applaud your trying to grow the Company. But I think it’d be productive if you just stuck to your strategy to date.

Kevin McArthur:	Well, that was a lot, John. We are sticking with our strategy. That’s what this is all about. And the premium is basically a control premium. And you know, the premium that is required to get a deal done. We are unaware of any senior companies in this process. We have good intelligence that they aren’t in the process. And time will tell on that.

As far as being a spoiler, we look at Wheaton River being the spoiler. The CEO of Wheaton River was well aware that there was a process going here. And of course, this came out of the blue, and just go back and review the

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conference call between Goldcorp and Wheaton, and you will see that it was a deal that just all of a sudden happened out of the blue, following a very long period of due diligence and mutual negotiation. And the due diligence wasn’t even done on the other side. They just kind of spun this one.

John Tumazos:	I am aware of all that, Kevin. But $400 an ounce is a big number. And you have got to double or triple the reserves in a couple of years to kind of swallow that.

Kevin McArthur:	Well, we don’t see it that way, John. The dollars per ounce depends on how many ounces are there, of course. And we have got our view on that, and it is just not — it doesn’t jive with the numbers that you have.

Okay. Thanks, John. And I wish to thank everybody for participating in this call. This is a very exciting time for us. And I am sure an exciting time for both the Glamis and the Goldcorp shareholders. This is all about bringing a culture of mining excellence into the Goldcorp Red Lake camp. And I think that that’s where we’re going to see the real value come out. And I pledge to you that, should we get this thing done, you are going to see us accomplish those things that we have accomplished in our past acquisitions. And that’s what we will work very hard on, and this is what we do well. So thank you very much. We will now sign off.

Operator:	Ladies and gentlemen, thank you for participating in today’s conference call. Additional questions may be directed to management via e-mail, or by voice mail to Michelle Roth at 775-827-4600. Thank you for participating in today’s call. You may disconnect at this time.

END